UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director Resignation.

On November 28, 2017, Clare Johnston notified the administrative board of Spark Networks SE (the “Company”) that she was resigning from the administrative board and Presiding and Nominating Committee effective immediately for personal reasons. Ms. Johnston’s resignation was not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. In accordance with Article 10 paragraph 5 of the Articles of Association of the Company, the Chairman of the administrative board of the Company waived the one month notice requirement for Ms. Johnston’s resignation.

The administrative board of the Company is actively searching for a director to replace Ms. Johnston.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: December 1, 2017	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer